CONSENT OF EXPERT

July 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Re:	Auryn Resources Inc. (the "Company")
Registration Statement on Form 40-F (the "Registration Statement")

I, David W. Rennie, P.Eng, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  Technical Report on the Homestake Ridge Project, Kitsault, British Columbia, effective June 7, 2013 and re-addressed on November 15, 2016; and

  NI 43-101 Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, dated August 20, 2015;

and to references to the Technical Reports, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Reports related to me in the Registration Statement. This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

Signed “David W. Rennie”
_____________________
David W. Rennie, P.Eng.